EXHIBIT 12.1

SUMMIT MIDSTREAM PARTNERS, LP
RATIO OF EARNINGS TO FIXED CHARGES
The following table sets forth our ratio of earnings to fixed charges for the periods indicated on a consolidated historical basis. For purposes of computing the ratio of earnings to fixed charges, "earnings" are defined as income before taxes plus fixed charges less capitalized interest. "Fixed charges" consist of interest expensed and capitalized, amortization of deferred loan costs and an estimate of interest within rent expense.

	Year ended December 31,
	2014 (1)	2013	2012	2011	2010
	(Dollars in thousands)
Earnings:
(Loss) income before income taxes	$(14,103)	$53,566	$43,679	$38,646	$8,296
Add (deduct):
Fixed charges	44,532	25,926	15,794	6,579	70
Capitalized interest	(3,778)	(6,255)	(2,784)	(3,362)	—
Total earnings	$26,651	$73,237	$56,689	$41,863	$8,366
Fixed Charges:
Interest expense	$40,159	$19,173	$12,766	$3,054	$—
Capitalized interest	3,778	6,255	2,784	3,362	—
Estimate of interest within rent expense	595	498	244	163	70
Total fixed charges	$44,532	$25,926	$15,794	$6,579	$70

Ratio of earnings to fixed charges	0.60	2.82	3.59	6.36	119.51
__________
(1) The ratio of earnings to fixed charges was less than 1:1 for the year ended December 31, 2014. In order to achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $17.9 million of earnings for the year ended December 31, 2014.

EX12.1-1